--------------------------------------------------------------------------------
                        PRO FORMA VALUATION UPDATE REPORT
                             MUTUAL HOLDING COMPANY
                                 STOCK OFFERING


                             Kearny Financial Corp.
                               Kearny, New Jersey


                                  Dated As Of:
                                October 22, 2004
--------------------------------------------------------------------------------




                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                      Suite
                                      2210
                            Arlington, Virginia 22209

[LOGO]  RP  FINANCIAL, LC.
        ---------------------------------------
        Financial Services Industry Consultants


                                                                October 22, 2004


Board of Directors
Kearny MHC
Kearny Financial Corp.
Kearny Federal Savings Bank
614 Kearny Avenue
Kearny, New Jersey  07032

Members of the Board of Directors:

         We have completed and hereby provide an updated independent appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

         This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this updated appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated August 20, 2004 (the "original appraisal") is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Description of Reorganization and Plan of Stock Issuance
--------------------------------------------------------

         In March 2001, Kearny Federal Savings Bank ("Kearny Federal" or the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, Kearny Federal formed Kearny Financial Corp. ("Kearny Financial" or the "Company") and Kearny MHC (the "MHC"), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. Kearny Federal became a federal stock savings bank, and a wholly-owned subsidiary of Kearny Financial, and Kearny Financial became the wholly-owned subsidiary of the MHC.

         On June 7, 2004, the Board of Directors of Kearny Financial adopted a plan of stock issuance. Pursuant to the plan of stock issuance, Kearny Financial will issue a majority of its common stock to the MHC and sell a minority of its common stock to the public. Concurrent with the completion of the public stock offering, the Company will retain up to 50% of the net stock proceeds. The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activities will include ownership of its subsidiary, Kearny Federal, investment of the net cash proceeds retained at the holding company level and extending a loan to the employee stock ownership plan ("ESOP").

--------------------------------------------------------------------------------
Washington Headquarters
Rosslyn Center                                         Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210                      Fax No.: (703) 528-1788
Arlington, VA  22209                               Toll-Free No.: (866) 723-0594
www.rpfinancial.com                                 E-Mail: mail@rpfinancial.com

RP Financial, LC.
Board of Directors
October 22, 2004
Page 2

         It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans including the ESOP and Supplemental Eligible Account Holders. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. The total shares offered for sale to the public will constitute a minority interest of the Company's stock (49% or less).

         This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Kearny Financial's financial condition, including financial data through September 30, 2004; (2) an updated comparison of Kearny Financial's financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the original appraisal.

         The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations
-------------------------------------

         1.       Financial Results
                  -----------------

                  Table 1 presents summary balance sheet and income statement details for the twelve months ended June 30, 2004 and updated financial information through September 30, 2004. Kearny Financial's assets declined by $30.9 million or 1.6% from June 30, 2004 to September 30, 2004. Asset shrinkage during the quarter was mostly attributable to a decline in mortgage-backed securities, which declined from $771.4 million or 39.8% of assets at June 30, 2004 to $724.9 million or 38.0% of assets at September 30, 2004. The decline in mortgage-backed securities was partially offset by loan growth and purchases of investment securities. Loans receivable increased from $505.8 million or 26.1% of assets at June 30, 2004 to $515.2 million of 27.0% of assets at September 30, 2004. Investment securities increased from $477.4 million or 24.7% of assets at June 30, 2004 to $487.1 million or 25.6% of assets at September 30, 2004.

RP Financial, LC.
Board of Directors
October 22, 2004
Page 3


                                                     Table 1
                                             Kearny Financial Corp.
                                              Recent Financial Data

                                                   At June 30, 2004                    At September 30, 2004
                                                Amount           Assets                Amount         Assets
                                                ------           ------                -------        ------
                                                 ($000)             (%)                 ($000)         (%)
Balance Sheet Data
------------------
Total assets                                   $1,936,518         100.0%             $1,905,659        100.0%
Cash, cash equivalents                             39,488           2.0                  39,763          2.1
Investment securities                             477,434          24.7                 487,104         25.6
Mortgage-backed securities                        771,353          39.8                 724,876         38.0
Loans receivable, net                             505,794          26.1                 515,196         27.0
FHLB stock                                         11,392           0.6                  11,392          0.6
Goodwill/intangibles                               84,463           4.4                  84,304          4.4
Deposits                                        1,537,510          79.4               1,513,539         79.4
Borrowings                                         94,234           4.9                  84,100          4.4
Total equity                                      293,505          15.2                 297,802         15.6


                                                  12 Months Ended                       12 Months Ended
                                                   June 30, 2004                        September 30, 2004
                                                   -------------                        ------------------
                                                 Amount       Avg. Assets              Amount      Avg. Assets
                                                -------       -----------              -------     -----------
                                                  ($000)            (%)                 ($000)             (%)
Summary Income Statement
------------------------
Interest income                                   $78,654           4.09%               $79,080          4.11%
Interest expense                                  (32,100)         (1.67)               (30,044)        (1.56)
                                                  -------           ----                -------          ----
  Net interest income                              46,554           2.42                 49,036          2.55
Provisions for loan losses                            ---          (0.00)                  (151)        (0.01)
                                                  -------           ----                -------          ----
  Net interest income after provision              46,554           2.42                 48,885          2.54

Non-interest operating income                       1,560           0.08                  1,446          0.07
Amortization of intangibles                          (636)         (0.03)                  (636)        (0.03)
Non-interest operating expense                    (28,244)         (1.47)               (28,888)        (1.50)
                                                  -------           ----                -------          ----
  Net operating income                             19,234           1.00                 20,807          1.08

Non-operating income
--------------------
Merger expenses                                      (592)         (0.03)                   ---          0.00
                                                  -------           ----                -------          ----
  Net non-operating income                           (592)         (0.03)                     0          0.00

Income before taxes                                18,642           0.97                 20,807          1.08
Income taxes                                       (5,745)         (0.30)                (6,349)        (0.33)
                                                  -------           ----                -------          ----
Net income                                        $12,897           0.67%               $14,458          0.75%

Sources:  Kearny  Financial's   prospectus,   audited  and  unaudited  financial
     statements, and RP Financial calculations.

RP Financial, LC.
Board of Directors
October 22, 2004
Page 4


                  Updated credit quality measures indicated no material change in the Company's credit quality during the quarter, as non-performing assets increased from 0.13% of assets at June 30, 2004 to 0.14% of assets at September 30, 2004. The increase in the non-performing assets ratio resulted from a slight increase in non-performing loans. In total, the Company's non-performing assets balance increased from $2.5 million at June 30, 2004 to $2.7 million at September 30, 2004.

                  Asset shrinkage and retained earnings funded net deposit outflows and the pay down of borrowings during the quarter ended September 30, 2004. Deposits declined from $1.538 billion at June 30, 2004 to $1.514 billion at September 30, 2004, while the deposits-to-assets ratio remained constant at 79.4%. Borrowings declined from $94.2 million or 4.9% of assets at June 30, 2004 to $84.1 million or 4.4% of assets at September 30, 2004. FHLB advances remained the only source of borrowings utilized by the Company. Capital growth combined with asset shrinkage served to increase the Company's equity-to-assets ratio from 15.2% at June 30, 2004 to 15.6% at September 30, 2004. Kearny Financial's tangible equity-to-assets ratio equaled 11.2% at September 30, 2004, which was also slightly higher than the 10.8% ratio maintained at June 30, 2004.

                  Kearny Financial's operating results for the twelve months ended June 30, 2004 and September 30, 2004 are also set forth in Table 1. The Company's reported earnings increased from $12.9 million or 0.67% of average assets for the twelve months ended June 30, 2004 to $14.5 million or 0.75% of average assets for the twelve months ended September 30, 2004. The increase in the Company's updated earnings was supported by higher net interest income.

                  The increase in the Company's net interest income to average assets ratio was facilitated by a wider yield-cost spread, which was the result of both a higher yield on interest-earning assets and a lower cost of interest-bearing liabilities. Overall, Kearny Financial's net interest income to average assets ratio increased from 2.42% for the twelve months ended June 30, 2004 to 2.55% for the twelve months ended September 30, 2004.

                  Operating expenses as a percent of average assets increased from 1.50% for the twelve months ended June 30, 2004 to 1.53% for the twelve months ended September 30, 2004. Most of the increase in operating expenses was related to higher compensation costs, as the result of normal salary increases, increased benefit costs and staff expansion. Overall, Kearny Financial's higher net interest income ratio and higher operating expense ratio provided for a slightly higher updated expense coverage ratio (net interest income divided by operating expenses) of 1.67x for the twelve months ended September 30, 2004, versus a comparable ratio of 1.61x for the twelve months ended June 30, 2004.

                  Non-interest operating income remained a very modest contributor to the Company's updated earnings, with such income declining from 0.08% of average assets for the twelve months ended June 30, 2004 to 0.07% of average assets for the twelve months ended September 30, 2004. Most of the decline in non-interest operating income was attributable to a

RP Financial, LC.
Board of Directors
October 22, 2004
Page 5

decline in service fees and charges. Overall, when factoring non-interest operating income into core earnings, the Company's updated efficiency ratio of 57.3% (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly more favorable than the 58.8% efficiency ratio recorded for the twelve months ended June 30, 2004.

                  As the result of $151,000 of loan loss provisions established during the quarter ended September 30, 2004, the provision for loan losses increased from zero for the twelve months ended June 30, 2004 to $151,000 or 0.01% of average assets for the twelve months ended September 30, 2004. As of September 30, 2004, the Company maintained valuation allowances of $5.3 million, equal to 1.03% of net loans receivable and 213.6% of non-performing loans.

                  Non-operating income and expenses were not a factor in the Company's updated earnings. Comparatively, for the twelve months ended June 30, 2004, the Company's earnings included non-recurring merger expenses of $592,000 or 0.03% of average assets.


         2.       Peer Group Financial Comparisons
                  --------------------------------

                  Tables 2 and 3 present the financial characteristics and operating results for Kearny Financial, the Peer Group and all publicly-traded thrifts. The Company's and the Peer Group's ratios are based on financial results through September 30, 2004 and June 30, 2004, respectively.

                  In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the original appraisal. Consistent with the original appraisal, the Company's updated interest-earning asset composition reflected a lower concentration of loans and a higher concentration of cash and investments. Overall, the Company continued to maintain a lower level of interest-earning assets compared to the Peer Group, as updated interest-earning assets-to-assets ratios equaled 93.3% and 94.9% for the Company and the Peer Group, respectively. The Company's lower ratio continued to be primarily attributable to the larger impact of goodwill and intangibles on its balance sheet (4.4% of assets versus 0.9% of assets for the Peer Group).

                  The updated mix of deposits and borrowings maintained by Kearny Financial and the Peer Group also did not change significantly from the original appraisal. Kearny Financial's funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 83.8% and 87.1% for the Company and the
Peer Group, respectively. Kearny Financial posted an updated tangible equity-to-assets ratio of 11.2%, which remained above the comparable Peer Group ratio of 10.1%. Overall, Kearny Financial's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 111.3%, which remained slightly above the comparable Peer Group ratio of 109.0%. As

RP Financial, LC.
Board of Directors
October 22, 2004
Page 6

                           [TABLE 2 GRAPHIC OMITTED]

RP Financial, LC.
Board of Directors
October 22, 2004
Page 7

                           [TABLE 3 GRAPHIC OMITTED]

RP Financial, LC.
Board of Directors
October 22, 2004
Page 8


                  discussed in the original appraisal, the additional capital realized from stock proceeds should serve to increase Kearny Financial's IEA/IBL ratio, as it will reduce the level of liabilities funding assets and the cash proceeds will primarily be deployed into interest-earning assets.

                  Updated growth rates for Kearny Financial are based on annualized growth for the 15 months ended September 30, 2004, while the Peer Group's growth rates are based on growth for the twelve months ended June 30, 2004. Updated asset growth rates continued to reflect stronger asset growth for the Peer Group, as the Company recorded a 3.7% decline in assets compared to a 4.7% growth rate for the Peer Group. The decline in Kearny Financial's assets was mostly related to a 5.0% decline in cash and investments, which was partially negated by a 1.0% increase in loans. Comparatively, the Peer Group's asset growth was realized through loan growth of 4.4% supplemented with cash and investment growth of 5.2%.

                  Asset shrinkage combined with a slight increase in borrowings funded a 5.0% decline in the Company's deposits. Comparatively, asset growth for the Peer Group was funded by deposit growth of 4.3% and borrowings growth of 14.5%. Consistent with the original appraisal, the Company posted a slightly stronger capital growth rate than the Peer Group (5.6% growth rate versus a 2.4% growth rate for the Peer Group). As set forth in the original appraisal, factors contributing to the Company's higher capital growth rate included earning a higher return on assets and retention of all of its earnings. Comparatively, in addition to recording a lower return on assets than the Company, the Peer Group's capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will likely depress the Company's capital growth rate following the stock offering. As the result of the goodwill and intangibles created by the acquisition of West Essex Bancorp, the Company's tangible capital declined by 10.1% compared to a tangible capital growth rate for the Peer Group of 0.9%.

                  Table 3 displays comparative operating results for Kearny Financial and the Peer Group, based on their respective earnings for the twelve months ended September 30, 2004 and June 30, 2004. Earnings for the Company and the Peer Group equaled 0.75% and 0.59% of average assets, respectively. Lower levels of operating expenses and loan loss provisions continued to support the Company's higher return. The Peer Group continued to maintain earnings advantages with respect to net interest income, non-interest operating income and net gains.

                  In terms of core earnings strength, updated expense coverage ratios posted by Kearny Financial and the Peer Group equaled 1.67x and 1.05x, respectively. The Company's stronger expense coverage ratio continued to be realized through maintenance of a lower operating expense to average assets ratio (1.53% versus 2.54% for the Peer Group), which was partially offset by the Peer Group's higher net interest income to average assets ratio (2.66% versus 2.55% for the Company). A higher interest income ratio accounted for the Peer Group's higher net interest income ratio, which was partially offset by the Company's lower interest expense ratio.

RP Financial, LC.
Board of Directors
October 22, 2004
Page 9


                  Non-interest operating income remained a significantly larger source of earnings for the Peer Group, as such income amounted to 0.68% and 0.07% of the Peer Group's and the Company's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Kearny Financial's core earnings strength relative to the Peer Group's, the Company's updated efficiency ratio of 57.3% continued to compare favorably to the Peer Group's efficiency ratio of 75.4%.

                  Loan loss provisions remained a larger factor in the Peer Group's earnings. Updated loan loss provisions established by the Company and the Peer Group equaled 0.01% and 0.11% of average assets, respectively.

                  Net gains equal to 0.11% of average assets remained a larger factor in the Peer Group's earnings, as the Company's updated earnings continued to reflect no gains or losses from the sale of assets. As discussed in the original appraisal, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Peer Group's earnings have been somewhat discounted in evaluating the relative strengths and weaknesses of the Company's and the Peer Group's earnings.

                  Consistent with the original appraisal, the Company maintained a higher effective tax rate than the Peer Group. Updated effective tax rates for the Company and the Peer Group equaled 30.51% and 25.00%, respectively.

                  The Company's updated credit quality measures remained more favorable than the Peer Group's updated measures. As shown in Table 4, the Company's non-performing assets/assets and non-performing loans/loans ratios of 0.14% and 0.48%, respectively, were lower than the comparable Peer Group ratios of 0.64% and 0.92%. The Company's updated reserve coverage ratios continued to reflect higher levels of reserves as a percent of non-performing assets and accruing loans that are more than 90 days past due and as a percent of non-performing loans, while reserves as a percent of loans remained comparable for the Company and the Peer Group. Net loan charge-offs remained a more significant factor in the Peer Group's updated credit quality measures, as the Peer Group's ratio of net loan charge-offs as a percent of loan increased slightly compared to no change in the Company's ratio.

                  3.       Stock Market Conditions
                           -----------------------

                  Since the date of the original appraisal, the performance of the overall stock market has been mixed. The Dow Jones Industrial Average ("DJIA") hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September. Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of

RP Financial, LC.
Board of Directors
October 22, 2004
Page 10


                           [TABLE 4 GRAPHIC OMITTED]

RP Financial, LC.
Board of Directors
October 22, 2004
Page 11


improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. On October 22, 2004, the DJIA closed at 9757.81 or 3.5% lower since the date of the original appraisal and the NASDAQ closed at 1915.14 or 4.2% higher since the date of the original appraisal.

                  Stock market activity for thrift issues has also been mixed since the date of the original appraisal. Thrift stocks sustained a positive trend in late-August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market. Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. On October 22, 2004, the SNL Index for all publicly-traded thrifts closed at 1,465.9, an increase of 0.9% since the date of the original appraisal. The SNL MHC Index closed at 2,733.5 on October 22, 2004, an increase of 5.6% since the date of the original appraisal.

                  Similar to the performance of the SNL MHC Index and the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts increased since the date of the original appraisal. The 2.1% decline reflected in the Peer Group's updated P/E multiple was the result of Westfield Financial's P/E multiple going from 31.49 times as of the original appraisal date to a not meaningful multiple as of the date of this update. The Peer Group's updated fully-converted pricing measures continued to reflect higher P/E multiples and lower P/B ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, nine out of the ten Peer Group companies were trading at higher prices as of October 22, 2004. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of August 20, 2004 and October 22, 2004. The Peer Group's pricing measures reflect implied pricing ratios on a fully-converted basis.

                         Average Pricing Characteristics

                                           At Aug. 20,   At Oct. 22,      %
                                             2004          2004         Change
                                           --------      -------        ------

Peer Group(1)
-------------
Price/Earnings (x)                            25.09x       24.57x        (2.1)%
Price/Core Earnings (x)                       26.57        27.39          3.1
Price/Book (%)                                96.67%      100.06%         3.5
Price/Tangible Book(%)                       102.32       105.65          3.3
Price/Assets (%)                              20.38        21.49          5.4
Avg. Mkt. Capitalization ($Mil)             $473.33      $492.09          4.0

RP Financial, LC.
Board of Directors
October 22, 2004
Page 12



                   Average Pricing Characteristics(continued)

                                          At Aug. 20,    At Oct. 22,        %
                                            2004           2004          Change
                                          --------       -------         ------

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                           17.37x       18.04x           3.9%
Price/Core Earnings (x)                      19.27        19.92            3.4
Price/Book (%)                              156.40%      161.66%           3.4
Price/Tangible Book(%)                      170.19       176.01            3.4
Price/Assets (%)                             16.58        17.36            4.7
Avg. Mkt. Capitalization ($Mil)            $446.17      $458.76            2.8

Recent Conversions(2)
---------------------
Price/Core Earnings (x)                      16.91x         NA              NA
Price/Tangible Book (%)                     185.44%         NA              NA

(1)  Pricing ratios for the Peer Group are on a fully converted basis.
(2)  Ratios are based on conversions completed for prior three months.

                  As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                  As shown in Table 5, two second-step conversions and four mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. All four of the mutual holding company offerings were closed at the top of their superranges. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 87.7%. On average, the four recent MHC offerings reflected price appreciation of 12.0% after the first week of trading.

                  There have been no standard conversion offerings completed during the past three months and the two second-step offerings completed during the past three months are traded on

RP Financial, LC.
Board of Directors
October 22, 2004
Page 13


                           [TABLE 5 GRAPHIC OMITTED]

RP Financial, LC.
Board of Directors
October 22, 2004
Page 14



the OTC Bulletin Board. Accordingly, there are no current pricing multiples for fully-converted companies that trade on NASDAQ or an Exchange.


Summary of Adjustments
----------------------

                  In the original appraisal, we made the following adjustments to Kearny Financial's pro forma value based upon our comparative analysis to the Peer Group:


                                                              Previous Valuation
         Key Valuation Parameters:                                Adjustment
         -------------------------                                ----------

         Financial Condition                                     Slight Upward
         Profitability, Growth and Viability of Earnings         Slight Upward
         Asset Growth                                            No Adjustment
         Primary Market Area                                     No Adjustment
         Dividends                                               No Adjustment
         Liquidity of the Shares                                 No Adjustment
         Marketing of the Issue                                  No Adjustment
         Management                                              No Adjustment
         Effect of Government Regulations and Regulatory Reform  No Adjustment


                  The factors concerning the valuation parameters of primary market area, dividends, management and effect of government regulations and regulatory reform did not change since the original appraisal.

                  In terms of financial condition, the slight upward valuation adjustment applied for the Company's financial condition in the original appraisal remained appropriate, which was supported by a moderate upward adjustment for the Company's credit quality and slight upward adjustments for the Company's balance sheet liquidity, funding composition and stronger pro forma capital position. No adjustment remained appropriate for the Company's updated asset growth, as the Company's less favorable historical asset growth rate continued to be offset by its greater pro forma leverage capacity that will be facilitated by maintenance of a higher pro forma equity-to-assets ratio. The Company's updated earnings continued to warrant a slight upward adjustment, largely on the basis of Kearny Financial's slightly stronger core earnings and lower exposure to credit risk, which was somewhat negated by the Company's lower pro forma return on equity. A slight upward adjustment was applied for liquidity of the shares, which took into consideration the increase in the Company's offering range.

                  The general market for thrift stocks was higher compared to the date of the original appraisal, as indicated by the increases recorded in the SNL MHC Index and the SNL Index for all publicly-traded thrifts. The pricing measures for the Peer Group and all publicly-traded thrifts increased as well from the date of the original appraisal. Recent thrift offerings

RP Financial, LC.
Board of Directors
October 22, 2004
Page 15


have generally been well received, as all four of the recent MHC offerings were closed at the top of their respective superranges and traded higher in initial trading activity. However, the new issue market appears to haves pulled back somewhat from more speculative levels experienced earlier in the year, based on the less significant price appreciation that has occurred in the recent MHC offerings. Accordingly, taking into account the market performance of all-publicly traded thrifts and the Peer Group since the date of the original appraisal, as well as the market for recent thrift offerings, the adjustment for marketing of the issue was revised from no adjustment to a slight upward valuation adjustment.

                  Overall, taking into account the foregoing factors, we believe that an increase in the Company's estimated pro market value as set forth in the original appraisal is appropriate.


Basis of Valuation.  Fully-Converted Pricing Ratios
---------------------------------------------------

         Consistent with the original appraisal, to calculate the fully-converted pricing information for MHCs, the reported financial information for the Peer Group companies has been adjusted as follows: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second-step conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on an after-tax basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the Peer Group companies are adjusted by the impact of the assumed second-step conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 6 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the public MHC institutions that form the Peer Group.


Valuation Approaches
--------------------

         In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Kearny Financial's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the offering proceeds.

         In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the original appraisal did not change in this update, except the reinvestment rate was updated to equal the yield on one-year U.S. Government securities at September 30, 2004 (2.16%). In the original appraisal, the reinvestment rate was equal to the yield on one-year U.S. Government securities at June 30, 2004 (2.09%). Offering expenses for the MHC offering were revised to be consistent with the offering expenses set forth in the

RP Financial, LC.
Board of Directors
October 22, 2004
Page 16


                           [TABLE 6 GRAPHIC OMITTED]

RP Financial, LC.
Board of Directors
October 22, 2004
Page 17



prospectus, which increased from the original appraisal due to the increase in the valuation range and resulting higher selling commission. The amount shares to be purchased by the RRP was revised from 6.67% of the MHC offering to 6.53% of the MHC offering, as reflected in the Company's prospectus.

         Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a "technical" analysis of recently completed thrift offerings, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

         The Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

         Based on the foregoing, we have concluded that an increase in Kearny Financial's value is appropriate. Therefore, as of October 22, 2004, the forma market value of Kearny Financial's full conversion offering equaled $550,000,000 at the midpoint, equal to 55,000,000 shares at $10.00 per share.

        1.  P/E  Approach.  In  applying  the  P/E   approach,   RP  Financial's
            -------------
valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company's reported earnings, incorporating the reinvestment of $595,000 of MHC assets at an after-tax reinvestment rate of 1.28%, equaled $14.466 million for the twelve months ended September 30, 2004. The Company's reported earnings were considered to be representative of its core earnings for the twelve month period ended September 30, 2004. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                  Based on Kearny Financial's earnings for the twelve months ended September 30, 2004, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the updated midpoint value of $550.0 million equaled 35.94 times. The Company's updated reported and core P/E multiples provided for premiums of 46.3% and 31.2% relative to the Peer Group's average reported and core P/E multiples of 24.57 times and 27.39 times, respectively (versus premiums of 40.7% and 29.8% relative to the Peer Group's average reported and core P/E multiples as indicated in the original appraisal). The Company's implied conversion pricing

RP Financial, LC.
Board of Directors
October 22, 2004
Page 18


ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

                  On an MHC reported basis, the Company's reported and core P/E multiples at the updated midpoint value of $550.0 million equaled 38.82 times. The Company's updated reported and core P/E multiples provided for premiums of 51.8% and 48.4% relative to the Peer Group's average reported and core P/E multiples of 25.57 times and 26.16 times, respectively (versus premiums of 53.6% and 42.6% relative to the Peer Group's average reported and core P/E multiples as indicated in the original appraisal). The Company's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are indicated in Table 8, and the pro forma calculations are detailed in Exhibits 5 and 6.

                  2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $550.0 million updated midpoint value, the Company's P/B and P/TB ratios (fully-converted basis) equaled 71.30% and 80.05%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 100.06% and 105.65%, respectively, Kearny Financial's updated ratios were discounted by 28.7% on a P/B basis and 24.2% on a P/TB basis (versus discounts of 30.1% and 24.9% from the Peer Group's P/B and P/TB ratios as indicated in the original appraisal). At the new superrange value of $727.4 million, the Company's P/B and P/TB ratios equaled 80.31% and 88.55%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the superrange reflected discounts of 19.7% and 16.2%, respectively.

                  On an MHC reported basis, the Company's P/B and P/TB ratios at the $550.0 million updated midpoint value equaled 126.14% and 156.49%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 228.83% and 256.22%, respectively, Kearny Financial's updated ratios were discounted by 44.9% on a P/B basis and 38.9% on a P/TB basis (versus discounts of 46.2% and 39.4% from the Peer Group's P/B and P/TB ratios as indicated in the original appraisal). At the new superrange value of $727.4 million, the Company's P/B and P/TB ratios on an MHC reported basis equaled 151.29% and 183.49%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the superrange reflected discounts of 33.9% and 28.4%, respectively.

                  In addition to the  fundamental  analysis  applied to the Peer
Group,  RP  Financial  utilized a technical  analysis of recent  conversion  and mutual holding company offerings As indicated in the original appraisal, the pricing characteristics of recent conversion and mutual holding company offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The four recently completed MHC offerings had an average pro forma price/tangible book ratio of 87.7% (fully-converted basis)

RP Financial, LC.
Board of Directors
October 22, 2004
Page 19


                           [TABLE 7 GRAPHIC OMITTED]

RP Financial, LC.
Board of Directors
October 22, 2004
Page 20


                           [TABLE 8 GRAPHIC OMITTED]

RP Financial, LC.
Board of Directors
October 22, 2004
Page 16


and, on average, appreciated 12.0% during the first week of trading. In comparison, the Company's P/TB ratio of 80.1% at the updated midpoint value reflects an implied discount of 8.7% relative to the average pro forma P/TB ratio of the recent MHC offerings. At the new superrange, the Company's P/TB ratio of 88.6% reflects an implied premium of 1.0% relative to the average pro forma P/TB ratio of the recent MHC offerings. The current average fully-converted P/TB ratio of the four recent MHC offerings, which are all quoted on NASDAQ, equaled 92.2%, based on closing market prices as of October 22 2004. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Company's P/TB ratio at the updated midpoint value reflects an implied discount of 13.1% and at the top of the new superrange the discount narrows to 3.9%.

                  3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $550.0 million updated midpoint value, Kearny Financial's full conversion pro forma P/A ratio equaled 23.12%. In comparison to the Peer Group's average P/A ratio (fully-converted basis) of 21.49%, Kearny Financial's P/A ratio indicated a premium of 7.6% (versus a discount of 0.6% at the midpoint valuation in the original appraisal).

                  On an MHC reported basis, Kearny Financial's pro forma P/A ratio at the $550.0 million updated midpoint value equaled 26.91%. In comparison to the Peer Group's average P/A ratio of 25.53%, Kearny Financial's P/A ratio indicated a premium of 5.4% (versus a discount of 3.9% at the midpoint valuation in the original appraisal).


Valuation Conclusion
--------------------

                  Our analysis indicates that the Company's estimated pro forma market value should be increased from the midpoint value as set forth in the original appraisal. Accordingly, it is our opinion that, as of October 22, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $550,000,000 at the midpoint, equal to 55,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $467.5 million and a maximum value of $632.5 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 46,750,000 at the minimum and 63,250,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $727.4 million without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 72,737,500. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 30.0% ownership interest. Accordingly, the offering to the public of the minority stock will equal $140.3 million at the minimum, $165.0 million at the midpoint, $189.8 million at the maximum and $218.2 million at the supermaximum of the

RP Financial, LC.
Board of Directors
October 22, 2004
Page 22


valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 7 and are detailed in Exhibit 3 and
Exhibit 4; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 8 and are detailed in Exhibits 5 and 6.


                                              Respectfully submitted,

                                              RP FINANCIAL, LC.



                                              /s/Ronald S. Riggins

                                              Ronald S. Riggins
                                              President and Managing Director




                                              /s/Gregory E. Dunn

                                              Gregory E. Dunn
                                              Senior Vice President